

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Matthew O. Haltom
Vice President and Assistant Secretary
Sally Holdings LLC
3001 Colorado Boulevard
Denton, Texas 76210

> **Re:** **Sally Holdings LLC**
> **Registration Statement on Form S-4**
> **Filed February 17, 2012**
> **File No. 333-179580**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 16, 2011**
> **File No. 333-144427**
> **Sally Beauty Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 16, 2011**
> **File No. 001-33145**

Dear Mr. Haltom:

We have limited our review of your registration statement on Form S-4 to those issues we have addressed in our comments. We have also reviewed your Form 10-K for the year ended September 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments we have issued on your registration statement on Form S-4 by providing the requested information, or as applicable amending your registration statement, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

You should comply with the comments we have issued on your Form 10-K in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Sally Beauty Holdings, Inc. Annual Report on Form 10-K for Fiscal Year Ended September 30, 2011

Item 6. Selected Financial Data, page 37

1. We note here and throughout your filing that you recognized a $27.0 million litigation settlement gain as an offset to selling, general and administrative expenses during fiscal year 2011. In your response, please provide more detail about this settlement including the accounting guidance you relied upon when concluding that the gain should be recognized as operating income as opposed to non-operating income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 39

Liquidity and Capital Resources, page 61

2. You discuss here and in your risk factors the need to maintain certain ratios with respect to your Term Loans and ABL credit facility, such as the maximum ratio of net senior secured debt to consolidated EBITDA, consolidated interest coverage ratio and a fixed-charge coverage ratio, if a specified minimum borrowing capacity is not maintained. Please revise to specify exactly where you stand with respect to each of these ratios, as opposed to stating that you meet all of these ratios.

Sally Beauty Holdings, Inc. Proxy Statement on DEF 14A

Information on the Compensation of Directors, page 21

3. Please tell us why you have determined to exclude the amounts from the table that are reflected in footnote (2).

Compensation Discussion and Analysis, page 23

Market Data/Benchmarking, page 29

4. You state here that you utilize the peer group disclosed to benchmark your "compensation arrangements and aggregate equity compensation practices." Please elaborate to specify the components of compensation to which you benchmark and what quantifiable measure you aim to achieve against the benchmarked companies.

Annual Cash Incentive Bonus, page 33

5. Please address the following with respect to your Annual Cash Incentive Bonus program:

- You state on page 33 that the Compensation Committee "may establish other financial operational and/or individual performance goals for each executive officer" and, on page 34, for fiscal 2011, the Compensation Committee determined that "the primary emphasis should be on financial performance objectives." On page 36, you state that the Committee "adjusted payouts for Messrs. Winterhalter and Golliher in the amounts of $330,000 and $125,000 in light of their exceptional performance in handling vendor relationships during 2011." It appears that this adjustment should be treated as a bonus, as opposed to non-equity compensation, given that it appears to be discretionary. Please tell us why you believe it is appropriate to characterize these amounts as non-equity compensation. Refer to Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, located at www.sec.gov.

- Explain how awards in excess of AIP target amounts are earned. We note your disclosure at the bottom of page 35, however, it is not clear how the amounts paid out are determined once those percentages have been met. For example, if the payouts are adjusted proportionately (relative to the target and maximum award opportunities) to the exceeded target amount, please state as much.

- Provide additional detail in your table on page 36 to quantify the amount by which the target amounts under the AIP were exceeded. We can tell by the "FY11 Actual AIP Award ($)" column that the target amounts were met and exceeded but it is not clear by how much.

Sally Holdings LLC Form S-4

General

6. We note your disclosure on page 33 and elsewhere in the registration statement that the Parent Guarantees and Subsidiary Guarantees are "full and unconditional." With a view to understanding how the Parent Guarantees and Subsidiary Guarantees satisfy the requirements of Item 3-10 of Regulation S-X and, specifically, how such guarantees constitute "full and unconditional" guarantees even though the terms of the indenture allow for the release of such guarantees under certain circumstances, please provide us with your analysis. Please discuss each release provision in individual detail. We refer you to Sections 2510.4 and 2510.5 of the Financial Reporting Manual located at our web-site www.sec.gov for additional guidance.

Forward-Looking Statements, page ii

7. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" is inappropriate. Please revise to either

remove the reference or to state explicitly that the Private Securities Litigation Reform
Act of 1995 protections do not apply to statements made in the prospectus.

Summary of the Terms of the Exchange Offer, page 3

8. Please confirm to us that the offer will be open for at least 20 full business days to ensure
    compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be
    included in the final prospectus disseminated to security holders and filed pursuant to the
    applicable provisions of Rule 424.

9. We note your disclosure that you will issue new notes "as soon as practicable" after
    expiration or termination of the exchange offer. Rule 14e-1(c) requires that you
    exchange the notes or return the old notes "promptly" upon expiration or termination of
    the offer, as applicable. Please revise to state that the issuer will issue the new notes
    promptly after expiration or termination. See Exchange Act Rule 14e-1(c). Please revise
    here and throughout the document, as necessary.

10. Where you discuss the "Procedures for Tendering," please also have holders represent
    and agree that they are not engaged in and do not intend to engage in a distribution of the
    new notes. Please make consistent revisions throughout your prospectus.

The Exchange Offer, page 21

Conditions to the Exchange Offer; Waivers, page 22

11. All offer conditions, except those related to the receipt of government regulatory approvals
    necessary to consummate the offer, must be satisfied or waived at or before the expiration of
    the offer, not merely before acceptance of the outstanding notes for exchange. Please revise
    the first paragraph accordingly.

12. We note the disclosure on the bottom half of pages 22 that you may determine in your "sole
    discretion" whether certain offer conditions have occurred. Please revise to include an
    objective standard for the determination of whether a condition has occurred.

13. We note that in the third to the last bullet point on page 23, you reserve the right "to delay
    the acceptance of any old notes." Clarify in what circumstances you will delay
    acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For
    example, if you are referring to the right to delay acceptance only due to an extension of
    the exchange offer, so state.

Description of New Notes, page 31

14. In the second paragraph, second sentence of the paragraph, you state that your summary
    description of your indenture and the new notes "does not purport to be complete and is
    subject to, and is qualified in its entirety by reference to" the indenture. Under the federal

securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Signatures

15. Please amend your filing to include your principal executive officer's, principal financial officer's and controller/principal accounting officer's signatures for Salon Success International, LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director